Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 29, 2024

BEIJING, April 24, 2024 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 29, 2024, which is the third quarter of New Oriental’s fiscal year 2024.

Financial Highlights for the Third Fiscal Quarter Ended February 29, 2024

•	Total net revenues increased by 60.1% year over year to US$1,207.3 million for the third fiscal quarter of 2024.

•	Operating income increased by 70.6% year over year to US$113.4 million for the third fiscal quarter of 2024.

•	Net income attributable to New Oriental increased by 6.8% year over year to US$87.2 million for the third fiscal quarter of 2024.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2024	3Q FY2023	% of change
Net revenues	1,207,286	754,153	60.1%
Operating income	113,432	66,491	70.6%
Non-GAAP operating income (2)(3)	140,902	87,895	60.3%
Net income attributable to New Oriental	87,167	81,648	6.8%
Non-GAAP net income attributable to New Oriental (2)(3)	104,716	95,362	9.8%
Net income per ADS attributable to New Oriental - basic	0.53	0.49	7.7%
Net income per ADS attributable to New Oriental - diluted	0.52	0.48	8.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.63	0.57	10.8%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.63	0.56	11.6%

(in thousands US$, except per ADS(1) data)	9M FY2024	9M FY2023	% of change
Net revenues	3,176,907	2,137,189	48.6%
Operating income	339,898	141,992	139.4%
Non-GAAP operating income (2)(3)	436,559	201,242	116.9%
Net income attributable to New Oriental	282,619	148,382	90.5%
Non-GAAP net income attributable to New Oriental (2)(3)	344,192	196,818	74.9%
Net income per ADS attributable to New Oriental - basic	1.71	0.88	94.3%
Net income per ADS attributable to New Oriental - diluted	1.69	0.86	96.5%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	2.08	1.17	78.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	2.05	1.14	79.1%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 29, 2024

•

The total number of schools and learning centers was 911 as of February 29, 2024, an increase of 68 and 199 compared to 843 as of November 30, 2023 and 712 as of February 28, 2023, respectively. The total number of schools was 81 as of February 29, 2024.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to see a continued acceleration of our growth momentum that exceeded our expectation in the third quarter of fiscal year 2024, characterized by a remarkable top line growth of 60.1%. Our overseas test preparation and overseas study consulting businesses maintained a strong upward trajectory, exhibiting approximately 52.6% and 25.7% growth year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 53.2% year over year. Moreover, it is also encouraging that our new educational business initiatives have all achieved promising results in this fiscal quarter, with 72.7% revenue growth year over year. Among these new educational business initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 355,000 student enrollments in this fiscal quarter. Simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 188,000 active paid users in this fiscal quarter. In addition to our robust growth momentum, our unwavering commitment to enhancing teaching quality and fostering an enriching learning experience for our students is evidenced by our continuous improvement in customer retention rate. I am confident to say New Oriental is well-positioned in its capacity to capture current and future market opportunities, leveraging its well-established brand and abundant educational resources.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During this fiscal quarter, we continued to expand our capacity in some existing cities with greater growth potential and higher facility utilization, thereby increasing profitability at a moderate pace. Our total number of schools and learning centers increased to 911 by the end of this fiscal quarter. To support the strong recovery of our remaining key businesses and the rapid development of new educational initiatives, we continued to allocate resources to our online-merge-offline teaching system and apply new technologies to enhance the quality of our educational and product offerings. Notably, we made substantial investments in East Buy (东方甄选), enhancing the development of its private label products and its presence in multiple channels to attract a larger customer base with its premium products and innovative livestreaming content. While East Buy continued to grow, it also implemented comprehensive measures, including strengthening its supply chain management system to better control food safety and product quality, expanding product categories and increasing SKUs, to reaffirm its commitment to delivering high-quality products with good value for money.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Our GAAP operating margin for the quarter was 9.4% and Non-GAAP operating margin for the quarter was 11.7%. Following the promising development in the previous quarters, our educational businesses continued a significant year over year improvement in operating margin in this quarter, driven by strong revenue growth and enhanced utilization of facilities and teaching resources. We recorded a positive operating cash flow of US$109.4 million for this quarter, and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.8 billion. We are confident in achieving healthy growth across all business lines while enhancing operational efficiency and creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. The Company’s board of directors further authorized to extend such share repurchase program by twelve months through May 31, 2024. As of April 23, 2024, the Company repurchased an aggregate of approximately 6.0 million ADSs for approximately US$195.3 million from the open market under the share repurchase program.

Financial Results for the Third Fiscal Quarter Ended February 29, 2024

Net Revenues

For the third fiscal quarter of 2024, New Oriental reported net revenues of US$1,207.3 million, representing a 60.1% increase year over year. The growth was mainly driven by the increase in net revenues from our educational new business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,093.9 million, representing a 59.1% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$1,066.4 million, representing a 60.1% increase year over year. The increase was primarily due to the cost and expenses related to the substantial growth in East Buy private label products and livestreaming e-commerce business.

•	Cost of revenues increased by 74.5% year over year to US$644.8 million.

•	Selling and marketing expenses increased by 57.1% year over year to US$161.3 million.

•

General and administrative expenses for the quarter increased by 33.6% year over year to US$287.8 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$273.6 million, representing a 40.7% increase year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 28.3% to US$27.5 million in the third fiscal quarter of 2024.

Operating Income and Operating Margin

Operating income was US$113.4 million, representing a 70.6% increase year over year. Non-GAAP income from operations for the quarter was US$140.9 million, representing a 60.3% increase year over year.

Operating margin for the quarter was 9.4%, compared to 8.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 11.7%, compared to 11.7% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$87.2 million, representing a 6.8% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.53 and US$0.52, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$104.7 million, representing a 9.8% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.63 and US$0.63, respectively.

Cash Flow

Net operating cash inflow for the third fiscal quarter of 2024 was approximately US$109.4 million and capital expenditures for the quarter were US$80.1 million.

Balance Sheet

As of February 29, 2024, New Oriental had cash and cash equivalents of US$2,013.6 million. In addition, the Company had US$1,570.8 million in term deposits and US$1,175.3 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the third quarter of fiscal year 2024 was US$1,521.7 million, an increase of 30.8% as compared to US$1,163.2 million at the end of the third quarter of fiscal year 2023.

Financial Results for the Nine Months Ended February 29, 2024

For the first nine months of fiscal year 2024, New Oriental reported net revenues of $3,176.9 million, representing a 48.6% increase year over year.

Operating income was US$339.9 million, representing a 139.4% increase year over year. Non-GAAP income from operations for the first nine months of fiscal year 2024 was US$436.6 million, representing a 116.9% increase year over year.

Operating margin for the first nine months of fiscal year 2024 was 10.7%, compared to 6.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2024, was 13.7%, compared to 9.4% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2024 was US$282.6 million, representing a 90.5% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2024 amounted to US$1.71 and US$1.69, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2024 was US$344.2 million, representing a 74.9% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2024 amounted to US$2.08 and US$2.05, respectively.

Outlook for the Fourth Quarter of the Fiscal Year 2024

New Oriental expects total net revenues in the fourth quarter of the fiscal year 2024 (March 1, 2024 to May 31, 2024) to be in the range of US$1,101.5 million to US$1,127.3 million, representing year over year increase in the range of 28% to 31%.

The projected increase of revenue in our functional currency Renminbi is expected to be in the range of 34% to 37% for the fourth quarter of the fiscal year 2024.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 24, 2024, U.S. Eastern Time (8 PM on April 24, 2024, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BI0b65461f12d9499caeb6af9d65a36784. It will automatically direct you to the registration page of “New Oriental FY2024 Q3 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/bv5iumbf first. The replay will be available until April 24, 2025.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2024, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to maintain and enhance our “New Oriental” brand; our ability to maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of our senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong FTI Consulting Tel: +852 3768 4548 Email: rita.fong@fticonsulting.com	Ms. Sisi Zhao New Oriental Education & Technology Group Inc. Tel: +86-10-6260-5568 Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 29	As of May 31
	2024	2023
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	2,013,627	1,662,982
Restricted cash, current	149,733	110,892
Term deposits, current	1,376,533	855,784
Short-term investments	1,175,306	1,477,843
Accounts receivable, net	30,565	33,074
Inventory, net	96,519	52,689
Prepaid expenses and other current assets, net	275,346	211,240
Amounts due from related parties, current	9,466	9,383

Total current assets	5,127,095	4,413,887

Restricted cash, non-current	25,714	31,553
Term deposits, non-current	194,248	462,734
Property and equipment, net	468,024	359,760
Land use rights, net	3,220	3,321
Amounts due from related parties, non-current	2,937	1,735
Long-term deposits	30,830	26,492
Intangible assets, net	20,234	25,179
Goodwill, net	104,466	105,514
Long-term investments, net	414,460	399,585
Deferred tax assets, net	63,666	55,933
Right-of-use assets	553,057	439,535
Other non-current assets	181,592	67,230

Total assets	7,189,543	6,392,458

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	138,458	69,764
Accrued expenses and other current liabilities	623,548	569,437
Income taxes payable	165,624	118,049
Amounts due to related parties	262	346
Deferred revenue	1,521,733	1,337,630
Operating lease liability, current	178,263	155,752

Total current liabilities	2,627,888	2,250,978

Deferred tax liabilities	25,828	23,849
Unsecured senior notes	14,403	14,653
Operating lease liabilities, non-current	371,341	288,190

Total long-term liabilities	411,572	326,692

Total liabilities	3,039,460	2,577,670

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,873,873	3,604,348
Non-controlling interests	276,210	210,440

Total equity	4,150,083	3,814,788

Total liabilities and equity	7,189,543	6,392,458

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,207,286	754,153

Operating cost and expenses (note 1)
Cost of revenues	644,786	369,560
Selling and marketing	161,259	102,631
General and administrative	287,809	215,471

Total operating cost and expenses	1,093,854	687,662

Operating income	113,432	66,491

Gain from fair value change of investments	1,545	6,752
Other income, net	16,841	29,778
Provision for income taxes	(32,703)	(19,339)
(Loss)/Gain from equity method investments	(13,325)	10,598

Net income	85,790	94,280

Add: Net loss/(income) attributable to non-controlling interests	1,377	(12,632)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	87,167	81,648

Net income per share attributable to New Oriental-Basic (note 2)	0.05	0.05
Net income per share attributable to New Oriental-Diluted (note 2)	0.05	0.05
Net income per ADS attributable to New Oriental-Basic (note 2)	0.53	0.49
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.52	0.48

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	287,809	215,471
Less: Share-based compensation expenses in general and administrative expenses	14,226	21,003

Non-GAAP general and administrative expenses	273,583	194,468

Total operating cost and expenses	1,093,854	687,662
Less: Share-based compensation expenses	27,470	21,404

Non-GAAP operating cost and expenses	1,066,384	666,258

Operating income	113,432	66,491
Add: Share-based compensation expenses	27,470	21,404

Non-GAAP operating income	140,902	87,895

Operating margin	9.4%	8.8%
Non-GAAP operating margin	11.7%	11.7%
Net income attributable to New Oriental	87,167	81,648
Add: Share-based compensation expenses	19,094	20,466
Less: Gain from fair value change of investments	1,545	6,752

Non-GAAP net income attributable to New Oriental	104,716	95,362

Net income per ADS attributable to New Oriental - Basic (note 2)	0.53	0.49
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.52	0.48
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.63	0.57
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.63	0.56
Weighted average shares used in calculating basic net income per ADS (note 2)	1,654,982,205	1,669,887,093
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,671,727,365	1,681,414,233
Non-GAAP net income per share - basic	0.06	0.06
Non-GAAP net income per share - diluted	0.06	0.06

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	7,405	—
Selling and marketing	5,839	401
General and administrative	14,226	21,003

Total	27,470	21,404

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	109,436	190,482
Net cash provided by investing activities	11,285	147,149
Net cash used in financing activities	(33,492)	(52,594)
Effect of exchange rate changes	(18,901)	23,140

Net change in cash, cash equivalents and restricted cash	68,328	308,177

Cash, cash equivalents and restricted cash at beginning of period	2,120,746	1,122,824
Cash, cash equivalents and restricted cash at end of period	2,189,074	1,431,001

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	3,176,907	2,137,189

Operating cost and expenses (note 1):
Cost of revenues	1,508,562	1,017,823
Selling and marketing	452,345	296,900
General and administrative	876,102	680,474

Total operating cost and expenses	2,837,009	1,995,197

Operating income	339,898	141,992

Gain from fair value change of investments	8,613	6,705
Other income, net	88,571	87,996
Provision for income taxes	(104,159)	(46,624)
(Loss)/Gain from equity method investments	(36,327)	5,378

Net income	296,596	195,447

Add: Net income attributable to non-controlling interests	(13,977)	(47,065)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	282,619	148,382

Net income per share attributable to New Oriental-Basic (note 2)	0.17	0.09
Net income per share attributable to New Oriental-Diluted (note 2)	0.17	0.09
Net income per ADS attributable to New Oriental-Basic (note 2)	1.71	0.88
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.69	0.86

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	876,102	680,474
Less: Share-based compensation expenses in general and administrative expenses	56,107	57,702

Non-GAAP general and administrative expenses	819,995	622,772

Total operating cost and expenses	2,837,009	1,995,197
Less: Share-based compensation expenses	96,661	59,250

Non-GAAP operating cost and expenses	2,740,348	1,935,947

Operating income	339,898	141,992
Add: Share-based compensation expenses	96,661	59,250

Non-GAAP operating income	436,559	201,242

Operating margin	10.7%	6.6%
Non-GAAP operating margin	13.7%	9.4%
Net income attributable to New Oriental	282,619	148,382
Add: Share-based compensation expenses	70,186	55,141
Less: Gain from fair value change of investments	8,613	6,705

Non-GAAP net income attributable to New Oriental	344,192	196,818

Net income per ADS attributable to New Oriental - Basic (note 2)	1.71	0.88
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.69	0.86
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	2.08	1.17
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	2.05	1.14
Weighted average shares used in calculating basic net income per ADS (note 2)	1,653,742,514	1,686,758,402
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,668,903,402	1,691,361,202
Non-GAAP net income per share - basic	0.21	0.12
Non-GAAP net income per share - diluted	0.20	0.11

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	18,977	6
Selling and marketing	21,577	1,542
General and administrative	56,107	57,702

Total	96,661	59,250

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	745,808	549,399
Net cash used in investing activities	(289,912)	(102,350)
Net cash used in financing activities	(51,208)	(170,345)
Effect of exchange rate changes	(21,041)	(40,230)

Net change in cash, cash equivalents and restricted cash	383,647	236,474

Cash, cash equivalents and restricted cash at beginning of period	1,805,427	1,194,527
Cash, cash equivalents and restricted cash at end of period	2,189,074	1,431,001